2701 E. Grauwyler Rd.
Irving, TX 75061
972-579-6000

August 19, 2005

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:          BancTec, Inc.

Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

This letter contains the response of BancTec, Inc. (the “Company”) to the comments regarding the referenced filing contained in the letter dated July 22, 2005, (the “Staff’s Letter”) from the Staff of the Securities and Exchange Commission.  The numbered responses that follow correspond by number to the comments in the Staff’s Letter.

Sincerely,

/s/ Coley Clark
Coley Clark
President and Chief Executive Officer

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

1.                           We note you omitted disclosure of whether you believe you have sufficient capital resources to meet your working capital and capital expenditure needs.  Tell us your considerations of providing a reasonably detailed discussion of the Company’s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements.  Refer to Item 303(a)(1) of Regulation S-K.

Response

Item 303(a)(1) states as follows:  “1) Liquidity.   Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets.”

The Company did state on page 14 that “The Company’s working capital requirements are generally provided by cash and cash equivalents, funds available under the Company’s revolving credit agreement… and by internally generated funds from operations.”  This paragraph went on to state “General economic conditions, decreased revenues from the Company’s maintenance contracts, and the requirement to obtain performance bonds or similar instruments could have a material impact on the Company’s future liquidity.”

Although the Company believes it has complied with the requirements of Item 303(a)(1) of Regulation S-K, the Company has modified the language in its 10Q filing for the second quarter of 2005, and would propose to modify future filings as follows:

“The Company’s working capital and capital expenditure requirements are generally provided by cash and cash equivalents, funds available under the Company’s revolving credit agreement, as discussed below, which matures May 30, 2006, and by internally generated funds from operations.  Funds availability under the revolving credit agreement is determined by a borrowing-base formula equal to a specified percentage of the value of the Company’s eligible accounts receivable, inventory and pledged cash.  General economic conditions, decreased revenues from the Company’s maintenance contracts, and the requirement to obtain performance bonds or similar instruments could have a material impact on the Company’s future liquidity.  The Company believes, however, that these sources will be sufficient to support operations and capital expenditure needs during the next twelve months.”

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note A-Summary of Significant Accounting Policies

Revenue Recognition, page 28

2.                           We note your disclosure of your various hardware products, software products and services on pages 3 and 4.  Tell us if you enter into multiple element arrangements and identify the elements included in each type of sales transaction.  Describe your consideration of EITF 00-21 and SOP 97-2, as applicable, for arrangements that include multiple elements.  Tell us how you apply the separation criteria in EITF 00-21 for those arrangements.

Response

The Company does enter into multiple element arrangements which could include hardware, software, professional services and postcontract customer support (PCS).  When the Company enters into multiple element arrangements that involve hardware, software and/or professional services, the Company considers the software and/or the professional services to be essential to the functionality of the hardware and therefore applies SOP 97-2, Software Revenue Recognition, to these transactions.  SOP 97-2 requires that the fee should be allocated to the elements and recognized as revenue when the revenue recognition criteria for that element have been met.  This statement further provides that if evidence of fair value of each element does not exist, all revenue under the arrangement must be deferred until the earlier of when (1) such evidence does exist, (2) all elements have been delivered, or (3) evidence of fair value exists for the undelivered elements.  A specific exception does exist if the only undelivered element is PCS.  EITF 00-21 describes criteria for determining if separate units of accounting exist in an arrangement involving multiple deliverables.

Under this guidance, in sales involving multiple element arrangements under SOP 97-2, the Company does not account for multiple deliverables as separate units of accounting, and is not generally able to provide evidence of the fair value of each element, with the exception of PCS.  Therefore, revenue is recognized on the delivered elements only when the remaining undelivered element is PCS.  As a result, the following criteria must be met on all elements except PCS before any revenue is recognized: (1) a contract has been executed with the customer, (2) delivery has occurred or services have been rendered, (3) the price is fixed and determinable, (4) collectibility is reasonably assured, (5) contract terms and statement of work have been met, and (6) documented proof of customer acceptance has been received.  When all these criteria have been met, revenue on all elements except PCS is recognized.  The fair value of PCS is determined based upon the price the Company charges for PCS in similar arrangements (and also considers the prices the Company charges for PCS renewal contracts), and this revenue is recognized ratably over the term of the service contract.

FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, applies to arrangements that include separately priced extended warranty or product maintenance contracts. The guidance in that Technical Bulletin provides for a method of allocation that is the same as the “reverse” residual method. In arrangements that include these types of deliverables, the guidance in Technical Bulletin 90-1 remains applicable when allocating arrangement consideration to a separately priced extended warranty or product maintenance contract. If there are other deliverables in the arrangement, the guidance in EITF 00-21 applies to those other deliverables.

The Company, in certain cases, sells hardware through third-party resellers.  In these cases, the Company provides no installation services, software or professional services, but may provide PCS for only the hardware device.  In this case, SOP 97-2 does not apply as the only software included is imbedded operating system software, which is incidental to the product as a whole.  In these cases, revenue on the hardware sale portion is recognized when the first five criteria specified above are met.  As specified in FASB Technical Bulletin 90-1, revenue related to the PCS is determined based upon the price the Company charges for the PCS arrangement, and this revenue is recognized ratably over the term of the service contract.  It should be noted that the Company monitors the prices charged in these PCS arrangements and those prices are consistent among similar transactions and renewals of hardware PCS arrangements.

Property, Plant and Equipment, page 28

3.                           Tell us what is included in field support spare parts.  Are these parts used in the installation or repair of the equipment sold?  If so, explain why this is included in property and equipment and depreciated over two to five years and why the parts are not included as part of cost of sales when used.

Response

Consistent with what the Company believes to be industry practice, e.g., NCR Corporation and Diebold Inc., the Company uses and separately classifies two distinct types of parts in the maintenance service business:  repairable parts (“field support spare parts”), such as motors, drives, etc. and non-repairable parts such as belts, rollers, etc.  The Company classifies field support spare parts as a component of property, plant and equipment rather than inventory because such parts are repaired and re-used over a long period of time, e.g., two to five years, the same period over which such parts are depreciated.  The Company classifies non-repairable parts that are consumed in providing maintenance service as a component of inventory.  The depreciation expense on the field support spare parts is included in cost of sales, as is the cost incurred to repair these parts.

Stock-based Compensation, page 30

4.                           We note your disclosure that options granted in 2003 and 2004 were issued at or above “market price.”  In light of the fact that your common shares are not publicly traded, define for us what you mean by “market price.”  Further, please describe how you determined the fair value of shares underlying each of your share option grants in 2003 and 2004 including the methodology and significant assumptions used.

Response

When the Company states that options were issued at or above “market price”, this is intended to communicate that the strike price of the options issued is at or above “fair value” of the underlying common stock of the company.  The fair value test is computed using a discounted cash flow model, similar to that used for testing in relation to the Company’s FAS 142 impairment test for goodwill, which was originally set up by an independent valuation consultant.

Under this income valuation approach, value is dependent on the present worth of future economic benefits to be derived from ownership.  Future debt-free net cash flows available for distribution are discounted at market-based rates of return to provide indications of value.  An estimate of the stabilized future cash flow attributable is also discounted back to present value.  The summation of the discounted annual cash flows plus the stabilized cash flow after capitalization and discounting indicates the current value of the Company.  The debt-free net cash flow is the anticipated future annual cash flow net of long-term charges and net of requirement for future working capital infusions and capital expenditures.  Anticipated depreciation and amortization expense is then added to the projected debt-free net income to arrive at debt-free net cash flow.  The discount rate used was based on a weighted average cost of capital (“WACC”) analysis.  In determining an appropriate discount rate utilizing the WACC analysis, consideration was given to short-term interest rates, the yields of long-term corporate and government bonds, and other alternative investment instruments, as well as the typical capital structure of companies in the industry.  The discount rate determined under this method and used in the computation was 15%.   In addition, five years of projected cash flows were used in the calculation based on results comparable to 2004 actual results as well as capital spending comparable to 2004 spending.

Once this total value was determined, reductions were made for preferred stock obligations to determine a net value which was computed on a per share basis that was then compared to the stock option exercise price of $9.25 per share.  In all cases the stock option exercise price, which was set by the board of directors, was in excess of the fair value per share price computed under the discounted cash flow methodology, resulting in no compensation expense under the intrinsic value method.

Note C-Discontinued Operations, Restructuring, Impairment and Change in Accounting Estimate

Change in Accounting Estimate, page 33

5.                           Explain, in detail, what facts came to your attention that lead the Company to record a $4.3 million adjustment to deferred revenue.  Also, explain the estimates and uncertainties that are used accounting for deferred revenues and how you considered including a discussion of such estimates in your critical accounting policy disclosures.

Response

The Company performs warranty and extended service contract calls for Dell under various contracts.  Under the extended service contract program, a Dell customer will buy an extended service contract, and a portion of the proceeds from that contract will be remitted to BancTec to cover future repair services under a reverse agency agreement.  BancTec records the remittance as deferred revenue, and as service calls are run, recognizes revenue out of the deferred revenue pool.  Various estimates are used to ascertain the per call revenue to be recognized including anticipated rates of breakdown for various units.  Different contracts are executed with Dell for desktop and non-desktop equipment, and these contracts call for “true-ups” based on differences between the estimates used to establish per call rates and the actual experienced rates of breakdown.  Note that the final actual breakdown rates cannot be computed until the end of the contract period.

From 2000 to present, various reconciliation and true-up activities have taken place with respect to the Dell contracts.  Prior to 2001, the contracts did not have a true-up mechanism and revenue was recognized based on a straight-line amortization method.  The Company worked with Dell to begin receiving contract and incident file data in order to reconcile between the BancTec estimates and the Dell data.  Until the contract information is received from Dell, the Company must make estimates based on the information available to tie a service call to a contract.  During this period, the Company used all available information to track the individual service calls and tie those calls to a specific contract.  The Company received the information from Dell to true-up the desktop contracts on a consistent basis from September 2000 through December 2003.  The Company did not begin receiving data related to non-desktop contracts until 2004.  When the data from Dell was analyzed, it was discovered that cutoff differences in the contract year resulted in pricing differences on the service calls.  Dell applied a 360-day year, whereas the Company applied a 365-day year.  As a result, some service calls were estimated at the year one contract rate instead of the higher year 2 contract rate.  Pricing and breakdown rate estimates vary between desktop and non-desktop contracts and from year to year, therefore the rates applied differed.  The Company’s calculations were based on its interpretation of the arrangement; therefore, collaboration between the Company and Dell resolved the differences in estimates in 2004.

In June 2004, the Company recorded entries to reflect the process of reconciling the deferred revenue accounts based on the data provided by Dell in 2004 and reflected the adjustments as a change in accounting estimate.  The resulting entries record all adjustments effective for contracts expiring through March 2004.  These entries resulted in a debit to deferred revenue and a credit to revenue in the amount of $4.3 million.  The substance of this adjustment relates to (1) clarification, based on new data received from Dell, as to which contracts the service calls run each month relate to, (2) adjustment to the breakdown rate assumptions used to align with actual breakdown rates, and (3) reconciliation with the service call detail between BancTec data and the data received from Dell.  This adjustment relates to contracts between 2000 and 2004.  The aggregate revenue from these contracts for this period was approximately $223.6 million.  Therefore the $4.3 million adjustment represents only 1.9% of aggregate revenue.  Beginning in the quarter ended June 30, 2004, and on a going forward basis, this adjustment will be recorded each quarter to true-up the estimate assumptions used to recognize revenue under the service contracts as the contract period closes and the data is received from Dell.

APB 20 defines a change in estimate as follows:

10.  Changes in estimates used in accounting are necessary consequences of periodic presentations of financial statements.  Preparing financial statements requires estimating the effects of future events.  Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves.  Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment.  Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.

Based on this definition, the Company believes the events resulting in the $4.3 million adjustment in deferred revenue were appropriately recorded as a change in estimate and made clear disclosure in the financial statements as to the amount of the change.  The adjustment resulted from the receipt of additional information which allowed the Company to refine the estimates used in computing the revenue to be recorded from the service calls.  The recognition of revenue was based on the then known facts surrounding experience rates, contract types, and calls related to specific contract types.  The Company used its best judgment to relate calls to contracts.  As the Company was able to obtain more and better information from Dell related to contract detail and call history, they were able to reconcile between the various contract years and types.  In addition, as actual breakdown experience rates are compared to estimates, true-up changes will naturally occur.

In order to provide further clarification of the estimates used, the Company has modified the language in the 10Q filing for the second quarter of 2005 and proposes to modify the language of future filings in the discussion of critical accounting policies dealing with revenue recognition as follows:

“The Company’s services revenue is primarily billed based on contractual rates and terms, and the Company generally recognizes revenue as these services are performed which, in some cases, is ratably over the contract term. Certain customers advance funds prior to the performance of the services. The Company recognizes revenue related to these advances as services are performed over time or on a “per call” basis.  Certain estimates are used in recognizing revenue on a “per call” basis related to breakdown rates and contract periods.  Such estimates may change over time and will result in adjustments to the amount of “per call” revenue.”

Note H-Taxes, page 37

6.                           We note that during fiscal 2003 the Company reduced the deferred tax asset valuation allowance by $13.8 million and during fiscal 2004 you increased the valuation allowance by $10.3 million.  Please explain in detail the facts and circumstances that caused the

Company to record a decrease and then subsequent increase in the valuation allowance.  Also explain what is included in the $4.7 million of permanent differences in the reconciliation of the statutory to effective tax rate for the year ended, December 31, 2004.

Response

The Company evaluates the requirement for a valuation allowance based on the guidance provided in FAS 109 which requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.  The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.  All facts and circumstances, both positive and negative, which could impact the realizability of deferred tax assets, must be considered in determining the appropriate amount of the valuation allowance.  The Company considered the following factors in evaluating the required amount of valuation allowance as of December 31, 2003:

•                  Earnings/losses in recent years (generally the current year and prior two years) – The Company realized pre-tax income of $6.5 million, $62.2 million and a loss of $39.1 million for fiscal 2003, 2002 and 2001 respectively.  This results in cumulative positive earnings for the three year period of $29.6 million.  More importantly, the Company believed that it was experiencing a positive earnings trend that would continue in the future.

•                  Income of appropriate character expected to be available in future years – At December 31, 2003, the Company expected the trend of earnings to continue into future years, specifically at least the following three years.

•                  Timing of reversal of temporary differences – The Company expected the timing of the reversal of temporary differences to have a neutral effect, and in fact, based on recent trends in the growth of deferred revenue, anticipated a potential positive income effect from deferred revenue.

•                  Carryforward periods permitted under the tax law – The US net operating loss does not begin to expire until 2020, therefore an appropriate length of time exists to utilize this loss.  In addition, most of the international net operating losses do not have an expiration date.

•                  Entity’s ability to reasonably project results of operations – The Company had mixed success in projecting results of operations in the preceding two years, but did have a reasonable basis to project its operations into future periods.  This factor did not significantly impact the decision in either a positive or negative way, although the projections of future income were considered to be conservative.

•                  Existing contracts or backlog – While the Company did have a significant portfolio of existing contracts, the trend on renewals in the Company’s legacy equipment business was somewhat down, as was project backlog.  However, the Company was experiencing growth in its CNS service business, particularly in its business with Dell.

•                  Fair value of net assets - The Company expected to record a gain from the sale of its interest in an entity accounted for under the equity method.

•                  Other financial considerations – The Company’s debt carried a relatively high interest rate compared to current market rates at the time.  The Company planned to refinance all or a portion of the current debt at a lower interest rate, therefore reducing the amount of interest expense incurred by the Company.

•                  Nature of the industry in which the entity operates – The Company operates in a fairly mature industry, and trends in its traditional business had been on the decline in recent years.  The Company was developing new products, however, that it expected would spur growth in new industries in the coming years.  In particular, the Company was experiencing growth in its CNS service business.

Based on these factors, the Company determined that the positive evidence outweighed the negative evidence and computed the amount of net deferred tax assets that would more likely than not be realized during the subsequent three year period in each tax jurisdiction.  As a result, the valuation allowance was reduced $13.8 million in fiscal 2003 consisting of a $9.0 million reduction in the valuation allowance on US federal deferred tax assets and a $4.8 million reduction in the valuation allowance on deferred tax assets of a number of internationally filing entities.

As of December 31, 2004, the realizability of the deferred tax assets was again evaluated, and the factors reviewed above were reassessed.

•                  The Company realized a pre-tax loss of $3.6 million during fiscal 2004.

•                  Several factors contributed to the 2004 loss, and the trends indicated by these factors are expected to continue.  The Check Clearing for the 21st Century Act (“Check 21”) became effective October 28, 2004, and negatively impacted solution sales.  Trends related to the Dell maintenance contracts were negatively impacted due to changes in Dell’s call center procedures during 2004 as well as pricing pressures resulting from the competitive environment for PC break-fix services.  In addition, the anticipated sales growth from new products was not as robust as anticipated.  As a result, the Company could no longer anticipate the realization of pre-tax income in the next three years.  These factors represented a reversal of trends that were in place as of December 31, 2003.

•                  The anticipated growth in deferred revenue related to maintenance contracts did not occur, and in fact, this timing difference had a negative impact on net income due to lower contract prices and a shortening in the length of these contracts.

•                  Existing backlogs continued to shrink based on the trends identified above.

•                  The anticipated sale of the Company’s interest in the entity accounted for under the equity method was completed during fiscal 2004, but resulted in a loss.

•                  The Company has not yet been able to refinance its debt to take advantage of lower interest rates.

Based on the evidence that existed as of December 31, 2004, the Company could no longer substantiate that a portion of the deferred tax assets would more likely than not be realized.  The Company therefore recorded a $10.3 million increase in the valuation allowance in fiscal 2004 consisting of a $9.0 million increase in the valuation allowance on US federal deferred tax assets and a $1.3 million increase in the valuation allowance on deferred tax assets of the Company’s subsidiary in the Netherlands.  However, the positive trends projected in the other international subsidiaries proved to be accurate, therefore, requiring no adjustment to the deferred tax assets in those jurisdictions.

The Company continues to monitor these factors in making decisions regarding necessary valuation allowances on deferred tax assets.

The $4.7 million of permanent differences in the reconciliation of the statutory to effective tax rate for the year ended December 31, 2004 consist of the following items:

•                  $4.6 million related to dividend income totaling $13.0 million from the Company’s international subsidiaries in the UK and Netherlands

•                  $0.1 million related to various other items including non-deductible meals and entertainment and non-deductible penalties

Item 9A. Controls and Procedures, page 46

7.                           We note your discussion of internal-control weaknesses that were noted as a result of the Company’s 2000 and 2001 audits.  With regards to this information, please provide the following:

•                  Tell us when these weaknesses were last communicated to management.

•                  Describe in greater detail the nature of the material weaknesses identified in your disclosure.  In this regard, also tell us the specific steps that the Company has taken, if any, to remediate the material weaknesses and tell us whether the Company believes that the material weaknesses still exist at the end of the period covered by the report.

•                  You indicate that steps have been implemented to address internal-control weaknesses.  Tell us when this was done.  If the Company continued to address these weaknesses during fiscal 2004, then tell us how you determined that there were no significant changes to the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.  See Release No. 33-8238.

Response

The weaknesses communicated to management after the Company’s 2000 and 2001 audits were last communicated subsequent to the fiscal 2001 audit.  In addition, subsequent to the fiscal 2002 audit, three new reportable conditions were reported to management.  No material weaknesses were reported to management subsequent to the fiscal 2003 or 2004 audits.

A summary of the material weaknesses reported to management, along with remediation efforts, follows:

•                  The lack of adequate supporting information and the misapplication of US accounting principles (US GAAP) by BancTec Japan lead to unreliable or non-verifiable accounting estimates.  The Company addressed this issue by putting in place a controller policy committee to strengthen worldwide compliance with US GAAP and Company accounting policy.  In addition, a more formal review process of financial information from international subsidiaries was put in place.  Finally, a new international controller that is US based and has a higher degree of US GAAP knowledge was put in place.  Finally, the BancTec Japan subsidiary was sold in November 2002, thus eliminating this specific problem.  All these remediation efforts were completed by December 31, 2003.

A summary of the significant deficiencies reported to management, along with remediation efforts, follows:

•                  Inadequate overall internal control design, including lack of consistency across the organization and weaknesses in information security.  The Company addressed this weakness by reviewing and updating all critical policies and processes into formal written policy documents.  In addition, the corporate controller was given the authority to enforce policies, procedures and controls for all locations.  Management also began a process of a monthly review of all financials.  To address weaknesses in information security, the Company reviewed access to all financial systems by function.  Procedures requiring periodic renewal of passwords were also put in place.  All remediation efforts were completed by March 31, 2002.

•                  Absence of appropriate reviews and approvals of transactions, accounting entries, or systems output.  The Company put in place a formal process of monthly reconciliation and review of transactions, entries and reconciliations.  Particular emphasis was placed in the areas of project profitability, accounts receivable and deferred revenue reconciliations, accounts payable payment duplication, fixed asset subledgers, journal entry authority and review, and cash application procedures.  The remediation efforts in these areas were completed by September 31, 2002.

•                  Inadequate procedures for appropriately assessing and applying accounting principles.  The Company has revised and formalized its accounting policies and is requiring all business units to follow these policies.  Also, additional training for accounting personnel, access to applicable research materials, and the addition of accounting personnel with higher skill and knowledge levels were put in place.  An increased emphasis has been placed on accounting estimates, and these are reviewed by senior management.  These remediation efforts were completed by December 31, 2003.

•                  Evidence of failure to perform tasks that are part of internal control, such as reconciliations not prepared or not timely prepared.  A formal process of monthly reconciliation and review was put in place, and certain procedures were simplified to reduce the opportunity for errors.  This process was completed by December 31, 2001.

•                  Evidence that employees or management lack the qualifications and training to fulfill their assigned functions.  The Company has provided training and research materials to assist in this area.  In addition, some replacements of accounting personnel to upgrade skill and knowledge levels have been made.  These efforts were completed by December 31, 2003.

•                  Absence of sufficient level of control consciousness within the organization.  The corporate controller has been given the authority to enforce policies, procedures and controls for all locations with the Company.  In addition, accountability within the finance and operations has been increased with regard to reporting and controls.

This accountability includes monthly financial reviews, including forecast and budget comparisons.  These remediation steps were completed by December 31, 2001.

The Company believes all weaknesses were remediated prior to the end of fiscal 2003 and that no material weaknesses remained to be addressed during 2004, and no weaknesses exist as of the end of the period covered by the report, December 31, 2004.  As a result, we would propose, in future filings, removing the discussion of these weaknesses that arose and were remediated in prior years.

8.                           We note your statement that “within 90 days prior to the filing of this report,” the CEO and CFO continued to evaluate the effectiveness of disclosure controls and believe that controls and procedures are effective in “making known to them material information…required to be included in this report.”  Tell us how you considered the requirements of Item 307 of Regulation S-K whereby the conclusions of management regarding the effectiveness of disclosure controls and procedures should be made as of the end of the period.

Response

Item 307 of Regulation S-K provides: “Disclose the conclusions of the registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures (as defined in §240.13a-15(e) or 240.15d-15(e) of this chapter) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of §240.13a-15 or 240.15d-15 of this chapter.”

The Company proposes the following language be used in future filings:

“As of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer of the Company, with the participation of the Company’s management, evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15.  Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in timely alerting them of material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.  The Company will continue to evaluate disclosure controls on an ongoing basis.”

9.                           We also note your statement that “disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives.”  Tell us how you considered the requirements of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http.//www.sec.gov/rules/final/33-8238.htm> to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Response

Section II.F.4 of SEC Release No. 33-8238 provides:  “In disclosures required under current Item 307 of Regulations S-K and S-B, Item 15 of Form 20-F and General Instruction B(6) to Form 40-F, some companies have indicated that disclosure controls and procedures are designed only to provide “reasonable assurance” that the controls and procedures will meet their objectives. In reviewing those disclosures, the Commission staff generally has not objected to that type of disclosure. The staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level. Other companies have included disclosure that there is “no assurance” that the disclosure controls and procedures will operate effectively under all circumstances. In these instances, the staff has requested companies to clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level.

The concept of reasonable assurance is built into the definition of internal control over financial reporting that we are adopting. This conforms to the standard contained in the internal accounting control provisions of Section 13(b)(2) of the Exchange Act and current auditing literature.  If management decides to include a discussion of reasonable assurance in the internal control report, the discussion must be presented in a manner that neither makes the disclosure in the report confusing nor renders management’s assessment concerning the effectiveness of the company’s internal control over financial reporting unclear.”

The Company proposes the following language be used in future filings:

“Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives.  The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures.  These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.  The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.”

10.                     We note your disclosures that “the Chief Executive Officer and the Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective in making known to them material information relating to the Company required to be included in this report”.  Tell us how your officers considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are effective to ensure that information required to be disclosed by BancTec in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms as of the end of the period.

Response

Exchange Act Rule 13a-15(e) provides:  “For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

The Company has in place a variety of disclosure controls and procedures which help ensure that all information that should be recorded, processed, summarized and reported is communicated to management in a timely manner and that such information is appropriately disclosed in the Company’s filings.  Some of the controls in place include the following:

•                  On a quarterly basis, all operational management and financial personnel are required to review the quarterly/annual filings and must complete a certification specifying that the information included in the filing is materially complete and accurate, that all material information impacting the Company’s results of operations and financial condition has been brought to management’s attention, that all material information affecting the Company’s ability to record, process, summarize and report financial data has been brought to management’s attention, and that the employee does not have knowledge of any fraud involving management or other employees.

•                  The Company’s operational and financial management, including the Chief Executive Officer and Chief Financial officer participate in monthly financial reviews which include discussions of balance sheets, results of operations, cash position, new business opportunities, and backlog and contract status.  These discussions also include a review of the monthly financial forecast.

•                  The Company’s in-house counsel provides periodic updates to senior management regarding any matters of litigation or contract dispute that may exist.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.